RECEIVED

2007 JUL 31 A 10: 43

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Nintendo®

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

July 25, 2007

[redacted]

07025604

By International Courier

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

Enclosed please find the following documents of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Overview of First Quarter Financial Results for the Fiscal Year (Dated July 25, 2007)
- Notice of Financial Forecast Modifications (Dated July 25, 2007)
- Notice of Dividend Forecast Modification (Dated July 25, 2007)

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Alvaro Alvarez of Perkins Coie LLP at (206)359-6167.

Very truly yours,

NINTENDO CO., LTD.

Kenichi Sugimoto

Enclosure

PROCESSED

AUG 0 2 2007

THOMSON
FINANCIAL

CONSOLIDATED FINANCIAL HIGHLIGHTS

July 25, 2007

Nintendo®

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

1. Consolidated Results for the Three Months Ended June 2006 and 2007, and Year Ended March 2007

(1) Consolidated operating results

(Amounts below one million are rounded down)

	Net sales		Operating income		Income before income taxes and extraordinary items		Net income	
	million yen	%	million yen	%	million yen	%	million yen	%
Three months ended Jun. 30, '07	340,439	160.0	90,631	214.7	131,449	302.3	80,251	416.0
Three months ended Jun. 30, '06	130,919	85.2	28,802	667.1	32,670	52.8	15,551	10.2
Year ended Mar. 31, '07	966,534	-	226,024	-	288,839	-	174,290	-

	Net income per share
	yen
Three months ended Jun. 30, '07	627.45
Three months ended Jun. 30, '06	121.58
Year ended Mar. 31, '07	1,362.61

[Note] Percentage for net sales, operating income etc. show increase (decrease) from previous year's first quarter.

(2) Consolidated financial position

	Total assets	Net assets	Capital adequacy ratio	Net assets per share
	million yen	million yen	%	yen
As of Jun. 30, '07	1,551,311	1,115,433	71.9	8,720.12
As of Jun. 30, '06	1,131,639	945,978	83.6	7,395.53
As of Mar. 31, '07	1,575,597	1,102,018	69.9	8,614.97

(3) Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents - Ending
	million yen	million yen	million yen	million yen
Three months ended Jun. 30, '07	(60,336)	164,964	(70,731)	750,157
Three months ended Jun. 30, '06	(25,482)	65,127	(36,863)	617,056
Year ended Mar. 31, '07	274,634	(174,603)	(50,137)	688,737

2. Consolidated Financial Forecast for the Fiscal Year Ending March 31, 2008

	Net sales		Operating income		Income before income taxes and extraordinary items		Net income	
	million yen	%	million yen	%	million yen	%	million yen	%
Six months ending Sept. 30, '07	640,000	114.2	160,000	138.4	180,000	90.1	105,000	93.2
Year ending Mar. 31, '08	1,400,000	44.8	370,000	63.7	410,000	41.9	245,000	40.6

	Net income per share
	yen
Six months ending Sept. 30, '07	820.95
Year ending Mar. 31, '08	1,915.56

[Note] Percentage for net sales, operating income etc. for the six months ending Sept. 30, '07 and the year ending Mar. 31, '08 show increase (decrease) from previous interim period and year period, respectively.

[Note] Please refer to "Notice of Financial Forecast Modifications" announced today.
Other matters pertaining to the forecast revision are stated on page 3.

3. Other Information

(1) Changes for important subsidiaries during the three month period ended June 30, 2007	:	None
(2) Application of simplified methods for accounting procedures	:	None
(3) Changes in accounting procedures since the previous consolidated fiscal year	:	None

※ Note with respect to financial forecast

Forecasts announced by the Company referred to above were prepared based on management's assumptions with information available at this time and therefore involve known and unknown risks and uncertainties.

Please note such risks and uncertainties may cause the actual results to be materially different from the forecasts (earnings forecast, dividend forecast, and other forecasts).

1. Consolidated Operating Results

In the electronic entertainment division for the three month period ended June 30, 2007, "Nintendo DS", a handheld gaming device which enjoyed continuous robust sales worldwide, sold a total of 6.98 million units in this three month period and 47.27 million units life-to-date. "Nintendo DS" software titles had favorable performance in sales as well, led by "Pokémon Diamond and Pokémon Pearl" which were launched last year in Japan. Diamond and Pearl sold 3.55 million units during the first quarter on a worldwide basis driven by their April release in the United States and have reached life-to-date unit sales of 8.76 million. In addition, long-term strong selling titles such as "Nintendogs", "Brain Age" series, and "New Super Mario Bros." contributed to the strong sales.

As for console business, "Wii" hardware sold a total of 3.43 million units worldwide in this three month period (life-to-date: 9.27 million units) and its software titles "Super Paper Mario" and "Mario Party 8", released during the period, sold over million units. "Wii Sports" and "Wii Play" posted strong sales as well following last year's release.

As a result, net sales were 340.4 billion yen (up 160.0% y/y), operating income was 90.6 billion yen (up 214.7% y/y), income before income taxes and extraordinary items was 131.4 billion yen (up 302.3% y/y) mainly resulting from 29.0 billion yen of foreign exchange gains, and net income was 80.2 billion yen (up 416.0% y/y), respectively.

2. Consolidated Financial Position

During the three month period ended June 30, 2007, total assets decreased by 24.2 billion yen compared to the previous fiscal year-end primarily due to the decrease in cash and deposits resulting from the payment of income taxes and cash dividends.

As for consolidated cash flows, net cash from operating activities decreased by 60.3 billion yen mainly due to the 82.2 billion yen payment of income taxes and increases in notes and trade accounts receivable and inventories while income before income taxes and minority interests resulted in 132.0 billion yen. Net cash from investing activities increased by 164.9 billion yen primarily due to substantial proceeds from time deposits. Net cash from financing activities decreased by 70.7 billion yen primarily due to a substantial increase in year-end cash dividends, resulting in a total payment of cash dividends: 70.6 billion yen. As a result, net cash and cash equivalents during the three month period ended June 30, 2007 increased by 61.4 billion yen to 750.1 billion yen versus the beginning of the reporting period.

3. Consolidated Financial Forecast

Please refer to "Notice of Financial Forecast Modifications" announced today in respect of forecast revision. Exchange rates of major currencies assumed for the financial forecast are as follows: 118 yen per U.S. dollar, 155 yen per euro.

4. Summary of Consolidated Balance Sheets

million yen, %

Description	As of March 31, 2007	As of June 30, 2007	Increase (Decrease)		As of June 30, 2006
	Amount	Amount	Amount	%	Amount
(Assets)					
I Current assets					
Cash and deposits	962,197	794,776	(167,420)		748,265
Notes and trade accounts receivable	89,666	140,059	50,392		69,127
Securities	115,971	175,890	59,919		45,655
Inventories	88,609	106,502	17,892		38,489
Other current assets	140,114	146,791	6,676		77,091
Allowance for doubtful accounts	(1,886)	(2,113)	(226)		(1,587)
Total current assets	**1,394,673**	**1,361,906**	**(32,766)**	**(2.3)**	**977,042**
II Fixed assets					
Total fixed assets	**180,924**	**189,405**	**8,481**	**4.7**	**154,597**
Total assets	**1,575,597**	**1,551,311**	**(24,285)**	**(1.5)**	**1,131,639**
(Liabilities)					
I Current liabilities					
Notes and trade accounts payable	301,080	291,234	(9,845)		99,001
Accrued income taxes	90,013	58,232	(31,781)		24,397
Other current liabilities	77,342	80,753	3,410		57,620
Total current liabilities	**468,436**	**430,219**	**(38,216)**	**(8.2)**	**181,019**
II Non-current liabilities					
Total non-current liabilities	**5,142**	**5,658**	**516**	**10.0**	**4,641**
Total liabilities	**473,578**	**435,878**	**(37,699)**	**(8.0)**	**185,660**
(Net assets)					
I Owners' equity					
Common stock	10,065	10,065	-		10,065
Additional paid-in capital	11,586	11,590	4		11,585
Retained earnings	1,220,293	1,221,245	952		1,070,507
Treasury stock, at cost	(155,396)	(155,526)	(130)		(155,145)
Total owners' equity	**1,086,549**	**1,087,374**	**825**	**0.1**	**937,012**
II Valuation and translation adjustments					
Unrealized gains on other securities	8,898	10,521	1,623		9,105
Translation adjustments	6,432	17,404	10,971		(305)
Total valuation and translation adjustments	**15,331**	**27,926**	**12,595**	**82.2**	**8,800**
III Minority interests	**138**	**132**	**(6)**	**(4.8)**	**165**
Total net assets	**1,102,018**	**1,115,433**	**13,414**	**1.2**	**945,978**
Total liabilities and net assets	**1,575,597**	**1,551,311**	**(24,285)**	**(1.5)**	**1,131,639**

5. Summary of Consolidated Statements of Income

million yen, %

Description	Three months ended June 30, 2006	Three months ended June 30, 2007	Increase (Decrease)		Year ended March 31, 2007
	Amount	Amount	Amount	%	Amount
I Net sales	130,919	340,439	209,519	160.0	966,534
II Cost of sales	67,876	201,336	133,459		568,722
Gross margin	**63,043**	**139,103**	**76,059**	**120.6**	**397,812**
III Selling, general, and administrative expenses	34,241	48,471	14,230		171,787
Operating income	**28,802**	**90,631**	**61,829**	**214.7**	**226,024**
IV Other income	7,708	41,144	33,436		63,830
Foreign exchange gains	-	29,032	29,032		25,741
Other	7,708	12,112	4,404		38,088
V Other expenses	3,840	326	(3,514)		1,015
Foreign exchange losses	3,462	-	(3,462)		-
Other	377	326	(51)		1,015
Income before income taxes and extraordinary items	**32,670**	**131,449**	**98,779**	**302.3**	**288,839**
VI Extraordinary gains	6	649	642		1,482
VII Extraordinary losses	123	15	(108)		720
Income before income taxes and minority interests	**32,553**	**132,084**	**99,530**	**305.7**	**289,601**
Income taxes	17,012	51,898	34,885		115,348
Minority interests	(10)	(66)	(56)		(37)
Net income	**15,551**	**80,251**	**64,700**	**416.0**	**174,290**

6. Summary of Consolidated Statements of Cash Flows

million yen

Description	Three months ended June 30, 2006 Amount	Three months ended June 30, 2007 Amount	Year ended March 31, 2007 Amount
I Cash flows from operating activities			
Income before income taxes and minority interests	32,553	132,084	289,601
Foreign exchange losses (gains)	3,112	(30,048)	(21,375)
Decrease (increase) in notes and trade accounts receivable	(24,392)	(45,604)	(42,687)
Decrease (increase) in inventories	(7,776)	(11,617)	(54,669)
Increase (decrease) in notes and trade accounts payable	7,803	(13,390)	168,070
Other, net	(39)	(20,128)	(902)
Sub-total	11,260	11,293	338,037
Income taxes paid	(43,296)	(82,212)	(96,324)
Other, net	6,552	10,582	32,920
Net cash provided by (used in) operating activities	**(25,482)**	**(60,336)**	**274,634**
II Cash flows from investing activities			
Proceeds from (payment for) time deposits	81,762	227,244	(125,494)
Proceeds from sales or redemption (payment for acquisition) of securities	3,198	(49,829)	4,043
Proceeds from sales or redemption (payment for acquisition) of investments in securities	(19,495)	(10,654)	(45,895)
Other, net	(338)	(1,796)	(7,257)
Net cash provided by (used in) investing activities	**65,127**	**164,964**	**(174,603)**
III Cash flows from financing activities			
Cash dividends paid	(36,833)	(70,601)	(49,857)
Other, net	(30)	(130)	(280)
Net cash provided by (used in) financing activities	**(36,863)**	**(70,731)**	**(50,137)**
IV Effect of exchange rate changes on cash and cash equivalents	**(2,864)**	**27,523**	**21,704**
V Net increase (decrease) of cash and cash equivalents	**(83)**	**61,419**	**71,597**
VI Cash and cash equivalents - Beginning	**617,139**	**688,737**	**617,139**
VII Cash and cash equivalents - Ending	**617,056**	**750,157**	**688,737**

7. Others

(1) Consolidated sales information

million yen

Business category	Main products	Three months ended June 30, 2006	Three months ended June 30, 2007	Year ended March 31, 2007
Electronic entertainment products	Hardware total	72,690	224,374	584,800
	Software total	57,782	115,322	379,578
	Electronic entertainment products total	130,472	339,697	964,379
Other	Playing cards, Karuta, etc.	447	742	2,154
Total		130,919	340,439	966,534

(2) Consolidated sales units, number of new titles, and sales unit forecast

Sales units in ten thousands
Number of new titles released

			Actual Apr.-Jun. '06	Actual Apr.-Jun. '07	Life-to-date Jun. '07	Forecast Apr. '07-Mar. '08
Game Boy Advance	Hardware	Japan	6	2	1,668	
		The Americas	35	32	4,142	
		Other	27	21	2,191	
		Total	68	56	8,002	-
of which Game Boy Advance SP		Japan	4	0	650	
		The Americas	35	31	2,378	
		Other	22	19	1,214	
		Total	61	50	4,243	
	Software	Japan	88	14	7,251	
		The Americas	499	288	21,145	
		Other	236	67	8,599	
		Total	823	369	36,994	1,000
	New titles	Japan	5	-	786	
		The Americas	18	7	999	
		Other	30	9	913	
Nintendo DS	Hardware	Japan	234	208	1,811	
		The Americas	78	239	1,414	
		Other	142	250	1,503	
		Total	454	698	4,727	2,600
of which Nintendo DS Lite		Japan	214	208	1,156	
		The Americas	68	240	881	
		Other	76	235	832	
		Total	358	683	2,869	
	Software	Japan	908	979	8,490	
		The Americas	438	1,129	6,932	
		Other	489	1,318	6,403	
		Total	1,835	3,426	21,824	14,000
	New titles	Japan	40	92	537	
		The Americas	20	45	317	
		Other	25	56	318	
Nintendo GameCube	Hardware	Japan	1	0	402	
		The Americas	10	4	1,284	
		Other	4	0	476	
		Total	15	4	2,163	-
	Software	Japan	16	4	2,744	
		The Americas	295	102	13,715	
		Other	40	7	4,241	
		Total	352	112	20,700	350
	New titles	Japan	4	-	275	
		The Americas	9	2	551	
		Other	9	-	452	
Wii	Hardware	Japan	-	95	295	
		The Americas	-	144	381	
		Other	-	104	251	
		Total	-	343	927	1,650
	Software	Japan	-	278	890	
		The Americas	-	870	2,319	
		Other	-	450	1,273	
		Total	-	1,598	4,482	7,200
	New titles	Japan	-	16	54	
		The Americas	-	25	72	
		Other	-	23	68	

[Notes]
1 New titles-Other include new titles in the European and Australian markets.
2 Actual sales units of software include quantity bundled with hardware.
3 Software forecast figures do include quantity bundled with hardware for the results ended June 30, 2007, however, software forecast figures in and after July do not include quantity bundled with hardware.

(3) Balance of assets in major foreign currencies without exchange contract (non-consolidated)

million U.S. dollars/euros

		Ending balance as of June 30, '07	Ave. exchange rate Apr.-Jun. '07	Exchange Rate as of June 30, '07	Est. exchange rate as of Mar 31, '08
US$	Cash and deposits	2,203	US$1.00= ¥120.80	US$1.00= ¥123.26	US$1.00= ¥118.00
	Accounts receivable	911			
	Accounts payable	268			
EUR	Cash and deposits	501	EUR1.00= ¥162.74	EUR1.00= ¥165.64	EUR1.00= ¥155.00
	Accounts receivable	763			

Launch Dates of Primary NINTENDO Products by Region (Apr. - Jun. 2007)

		Nintendo DS		Wii	
Region	Category	Title	Launch date	Title	Launch date
Japan	(Hardware)				
	(Software)	Mario vs Donkey Kong 2: March of the Minis	2007/4/12	Super Paper Mario	2007/4/19
		Clubhouse Games (Wi-Fi compatible)	2007/4/19	Big Brain Academy: Wii Degree	2007/4/26
		Planet Puzzle League	2007/4/26	Donkey Kong Taru Jet Race	2007/6/28
		Elite Beat Agents 2	2007/5/17		
		Kurikin Nano Island Story	2007/5/24		
		Miruchikara wo Jissen de Kitaeru DS Medikara Training	2007/5/31		
		Sujin Taisen	2007/6/7		
		The Legend of Zelda: Phantom Hourglass	2007/6/23		
The United States	(Hardware)				
	(Software)	Pokémon Diamond	2007/4/22	Super Paper Mario	2007/4/9
		Pokémon Pearl	2007/4/22	Mario Party 8	2007/5/29
		Planet Puzzle League	2007/6/4	Big Brain Academy: Wii Degree	2007/6/11
				Pokémon Battle Revolution	2007/6/25
Europe	(Hardware)				
	(Software)	Hotel Dusk: Room 215	2007/4/13	Mario Strikers Charged Football	2007/5/25
		Pokémon Ranger	2007/4/13	Pangya! Golf with Style	2007/6/8
		Diddy Kong Racing DS	2007/4/20	Mario Party 8	2007/6/22
		Picross DS	2007/5/11		
		Custom Robo Arena	2007/5/25		
		Wario : Master of Disguise	2007/6/1		
		Metroid Prime Pinball	2007/6/22		
		Kirby Mouse Attack	2007/6/22		
		More Brain Training from Dr.Kawashima: How Old Is Your Brain?	2007/6/29		
		Planet Puzzle League	2007/6/29		

Notes: Launch dates may be different within the United States and Europe regions depending on territories or countries.

July 25, 2007

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

Notice of Financial Forecast Modifications

Based on recent business performance, Nintendo Co., Ltd. (the "Company") hereby modifies its financial forecast for the fiscal year ending March 31, 2008 (April 1, 2007 - March 31, 2008) as set forth in the "Consolidated Financial Statements" dated April 26, 2007 as follows.

1. Consolidated financial forecast modification

(1) Financial forecast modifications for the six months ending Sept. 30, 2007 (April 1, 2007 - Sept. 30, 2007)

million yen, %

	Net sales	Operating income	Income before income taxes and extraordinary items	Net income	Net income per share
Previous forecast (A) announced on Apr. 26, 2007	460,000	85,000	85,000	50,000	390.92
Modified forecast (B)	640,000	160,000	180,000	105,000	820.95
Net increase/decrease (B-A)	180,000	75,000	95,000	55,000	-
Net increase/decrease percentage	39.1	88.2	111.8	110.0	-
Six months ended Sept. 30, 2006	298,817	67,111	94,676	54,345	424.86

(2) Financial forecast modifications for the year ending March 31, 2008 (April 1, 2007 - March 31, 2008)

million yen, %

	Net sales	Operating income	Income before income taxes and extraordinary items	Net income	Net income per share
Previous forecast (A) announced on Apr. 26, 2007	1,140,000	270,000	290,000	175,000	1,368.22
Modified forecast (B)	1,400,000	370,000	410,000	245,000	1,915.56
Net increase/decrease (B-A)	260,000	100,000	120,000	70,000	-
Net increase/decrease percentage	22.8	37.0	41.4	40.0	-
Year ended March 31, 2007	966,534	226,024	288,839	174,290	1,362.61

2.Reason for modification

Net sales forecast is being revised due to worldwide robust sales of both "Nintendo DS" (a handheld gaming device) and "Wii" (a home gaming console). In addition, considering recent trends in foreign currency exchanges, assumed exchange rates are being revised as follows: 118 yen per U.S. dollar (previous rate: 115 yen), 155 yen per euro (previous rate: 150 yen). Accordingly, both net sales, operating income, income before income taxes and extraordinary items, net income, and net income per share for the six months ending September 30, 2007 and fiscal year ending March 31, 2008 are expected to increase beyond the previous forecast.

The non-consolidated based financial forecast is being revised as well, however, it has been omitted from this submission since it is not significant as investment data.

※Note with respect to financial forecast

Forecasts announced by the Company referred to above were prepared based on management's assumptions with information available at this time and therefore involve known and unknown risks and uncertainties. Please note such risks and uncertainties may cause the actual results to be materially different from the forecasts (earnings forecast, dividend forecast, and other forecasts).

In addition, the number of outstanding shares used for calculating "Net income per share" is the estimated average number of outstanding shares for the fiscal year.

July 25, 2007

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

Notice of Dividend Forecast Modification

Nintendo Co., Ltd. (the "Company") hereby modifies its dividend forecast for the fiscal year ending March 31, 2008 (April 1, 2007 - March 31, 2008) based on "Notice of Financial Forecast Modifications" announced today as follows.

1.Reason for modification

It is the Company's basic profit distribution policy to determine the level of direct profit returns to our shareholders by evaluating profit levels in each fiscal period. For the fiscal year ending March 31, 2008, the annual dividend per share will be established at the higher of the amount calculated by dividing 33% of consolidated operating income by the total number of outstanding shares, excluding treasury stock, as of March 31, 2008 rounded up to the 10 yen digit, or the amount calculated based on the 50% consolidated net income standard rounded up to the 10 yen digit.

Based on this policy, if actual financial results are in line with our modified forecasts, the annual dividend per share for the fiscal year ending March 31, 2008 is expected to be 960 yen (interim: 140 yen, year-end: 820 yen).

Although financial results for the fiscal year ending March 31, 2008 are yet to be finalized, this modification has been made to provide a more accurate dividend forecast.

2.Dividend forecast modification for the fiscal year ending March 31, 2008 (April 1, 2007 - March 31, 2008)

yen

	Dividend per share		
	Interim	Year-end	Annual
Previous forecast announced on Apr. 26, 2007	140	560	700
Modified forecast	140	820	960
Year ended March 31, 2007	70	620	690

※Note

Forecasts announced by the Company referred to above were prepared based on management's assumptions with information available at this time and therefore involve known and unknown risks and uncertainties. Please note such risks and uncertainties may cause the actual results to be materially different from the forecasts (earnings forecast, dividend forecast, and other forecasts).

END